________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              dated April 27, 2006


                                WORLD GAMING PLC
                                ----------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                                    ---------
                       (Translation of Registrant's Name)


                                  Minerva House
                                5 Montague Close
                                 London SE1 9BB
                                 United Kingdom
                                ----------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  __X__       Form 40-F  _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  _____             No  __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

         Attached hereto as Exhibit 99.1 to this Form 6-K is a press release, dated April 27, 2006, filed by the Registrant with the Alternative Investment Market (AIM) of the London Stock Exchange plc, where the Registrant's ordinary shares are admitted to trading. The press release contains unaudited consolidated financial statements at and for the three month period ended March 31, 2006, and a related discussion. The financial information included in the press release is presented in accordance with generally accepted accounting principles in the United Kingdom, and not in accordance with U.S. GAAP.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    April 27, 2006

                                        WORLD GAMING PLC



                                        By:    /s/ David James Naismith
                                               ------------------------
                                        Name:  David James Naismith
                                               ------------------------
                                        Title: CFO
                                               ------------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit           Description of Exhibit
-------           ----------------------

  99.1            Press Release, dated April 27, 2006